Mail Stop 4561

June 27, 2006

Chris E. Dahl
President and Chief Executive Officer
Alaska Pacific Bancshares, Inc.
2094 Jordan Ave
Juneau, Alaska 99801

> **Re: Alaska Pacific Bancshares, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **File No. 000-26003**

Dear Mr. Dahl:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Joyce Sweeney
Accounting Branch Chief